SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per share
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


                        Mr. Gay A. Mayer
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 22, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.











CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Laurette M. Beach
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 360,632 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  824,139 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  360,632 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              824,139 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,184,771

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              45.4%

14   TYPE OF REPORTING PERSON*
                              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!





This Schedule 13D is amended as follows:

Item 1.        Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background

               (a)  This statement is being filed by Laurette M.
                    Beach.

               (b)  Mrs. Beach's business address is c/o MEM
                    Company, Inc., Union Street Extension,
                    Northvale, New Jersey 07647.

               (c) Mrs. Beach is a Director of the Company and a private investor.

               (d) Mrs. Beach has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) In the last five years, Mrs. Beach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mrs. Beach is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Mrs. Beach purchased 250,000 of the shares of MEM Common Stock held directly by her on April 22, 1993 from the Elizabeth C. Mayer Grantor Trust dated December 14, 1988 at a price of $4.00 per share in a private transaction. The purchase price was paid with a promissory note due April 22, 2005.




               Mrs. Beach acquired substantially all of the other 33,844 shares of MEM Common Stock held directly by her as gifts. The balance of the shares of MEM Common Stock held directly by her were purchased by her in open market transactions more than five years ago.

Item 4.        Purpose of Transaction.

               Mrs. Beach acquired the shares of MEM Common Stock individually and as a custodian, a trustee, a beneficiary and a director of a charitable foundation. Except as noted below, Mrs. Beach has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

               The Company, Renaissance Cosmetics, Inc. ("RCI") and Renaissance Acquisition, Inc., a wholly-owned subsidiary of RCI ("RAI"), entered into an Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"), whereby at the effective time of the merger, RAI will be merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than shares of MEM Common Stock held by MEM, RCI or their subsidiaries and by dissenters) will be converted into the right to receive $7.50 per share and MEM will become a wholly-owned subsidiary of RCI. Consummation of the Merger is subject to various conditions, including, but not limited to, RCI obtaining the financing to complete the Merger and the stockholders of MEM approving the Merger at a duly convened meeting of MEM's stockholders. A special meeting of the shareholders of MEM has been scheduled for October 25, 1996.

               Mrs. Beach has indicated that she intends to vote her shares of MEM Common Stock in favor of the Merger at the special meeting.

Item 5.        Interest in Securities of the Issuer.

               (a) As of October 4, 1996, Mrs. Beach may be deemed to be the beneficial owner of an aggregate of 1,184,771 shares of MEM Common Stock, constituting approximately 45.4% of the shares of MEM Common Stock outstanding, as more fully set forth below.

                    (i)  Mrs. Beach is the beneficial owner of
                    283,844 shares of MEM Common Stock, and 3,200 shares of MEM Common stock which may be acquired upon the exercise of options which are exercisable within the next 60 days, held directly by her.

                    (ii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 49,856 shares of MEM
                    Common Stock held by two trusts (of which she is the sole trustee) for the benefit of her daughters. The trusts acquired the shares as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (iii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 23,732 shares of MEM
                    Common Stock held by her as custodian for her daughters under the New Jersey Uniform Gift to Minors Act. These shares were acquired as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (iv) Mrs. Beach may be deemed to be the
                    beneficial owner of 59,875 shares of MEM
                    Common Stock held by the Family Mayer
                    Foundation, Inc., a charitable foundation, of which she is one of two directors who share the power to vote and dispose of such shares. These shares were acquired as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (v)  Mrs. Beach may be deemed to be the
                    beneficial owner of 520,190 shares of MEM
                    Common Stock held by the Elizabeth C. Mayer
                    Grantor Trust dated December 12, 1988 (the
                    "Trust") for the benefit of the issue of Elizabeth C. Mayer. The Trust acquired such shares as a gift and as a beneficiary of the Stephen H. Mayer Granter Trust dated October 26, 1988. Mrs. Beach is a residuary beneficiary of the Trust.  Mrs. Beach
                    disclaims beneficial ownership of such
                    shares.

                    (vi)  Mrs. Beach may be deemed to be the
                    beneficial owner of 158,450 shares of MEM
                    Common Stock held by two trusts (with respect to each of which Gay A. Mayer and United States Trust Company of New York are trustees) for the benefit of Mrs. Beach and her issue. The trusts acquired such shares as gifts. Mrs. Beach has the right, at the discretion of the trustees, to receive dividends paid on such shares and the proceeds of any sale of such shares.

                    (vii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 31,524 shares of MEM
                    Common Stock owned by her spouse. Mrs. Beach disclaims beneficial ownership of such shares.

                    (viii) Mrs. Beach may be deemed to be the beneficial owner of 2,600 shares of MEM Common Stock owned by her daughters. Mrs. Beach disclaims beneficial ownership of such shares.

                    (ix)  Mrs. Beach may be deemed to be the
                    beneficial owner of 51,500 shares of MEM
                    Common Stock held by the Stephen H. Mayer
                    Life Insurance Trust, of which she is one of two trustees.

          (b) Of the aggregate of 1,184,771 shares of MEM Common Stock which may be deemed to be beneficially owned by Mrs. Beach, Mrs. Beach has the sole power to vote and to dispose of 360,632 shares and the shared power to vote and to dispose of 824,139 shares.

                    (i)  With respect to the shares referred to
                    in Item 5(a)(iv) and Item 5(a)(ix), the
                    person with whom Mrs. Beach shares the power to vote and dispose of such shares is Gay A. Mayer. Gay A. Mayer is the President, Chief Executive Officer, a Director and Chairman of the Board of the Company. The business address of Mr. Mayer is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Mr. Mayer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, Mr. Mayer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Mayer is a citizen of the United States of America.

                    (ii) With respect to the shares referred to in Item 5(a)(vii), Mrs. Beach may be deemed to share the power to vote and to dispose of such shares with her husband Thomas Beach. The business address of Mr. Beach is c/o MEM Company, Union Street Extension, Northvale, New Jersey 07647. Mr. Beach has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

                    (iii) With respect to the shares referred to in Item 5(a)(viii), Mrs. Beach may be deemed to share the power to vote and to dispose of such shares with her daughters Alexis Beach and Lindsay Beach. The business address of each of the foregoing is c/o MEM Company, Union Street Extension, Northvale, New Jersey 07647. Neither has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

          (c) Mrs. Beach became a residuary beneficiary of the Trust upon the death of Elizabeth C. Mayer on June
               22, 1996. The Trust is the beneficial owner of 520,190 shares of MEM Common Stock.

          (d)  None.

          (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer

               Except as described in Item 5, Mrs. Beach is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.




















Signature


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  October 7, 1996



               Signature:   /s/ Laurette M. Beach
                              Laurette M. Beach